The Vaulted Gold Bullion Trust

July 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Vaulted Gold Bullion Trust Registration Statement on Form S-1 (File No. 333-226132)

Ladies and Gentlemen:

The Vaulted Gold Bullion Trust (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on July 27, 2018, or as soon thereafter as practicable.

Very truly yours,

The Vaulted Gold Bullion Trust

By:	/s/ Abid Chaudry
Name: Abid Chaudry
Title: Head, Global Structured Products
BMO Capital Markets

cc:	Anna T. Pinedo, Esq.

Mayer Brown LLP